UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For Period Ended:    March 31, 1997
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      [ ] Transition  Report on Form 10-KSB
      [ ] Transition Report on Form 10-F
      [ ] Transition  Report on Form 11-K
      [ ] Transition Report on Form 10-QSB
      [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:
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PART I.     REGISTRANT INFORMATION

                      TOTAL WORLD TELECOMMUNICATIONS, INC.
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                            (Full Name of Registrant)

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                          (Former Name, if Applicable)

                      3200 North Military Trail, Suite 300
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           (Address of Principal Executive Office - Street and Number)

                            Boca Raton, Florida 33431
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                           (City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate.)

            (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The   subject  annual  report,  semi-annual report, transition
                  report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why the Form 10-KSB, Form 20-F, Form 11-K, Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            Due to the time required on the divesture of two of the Company's subsidiaries, as well as the disclosure required by a default on the conversions and redemptions under the Company's Regulation S financing and because all final accruals and journal entries associated with the divesture have not yet been completed, additional time is necessary for the Company to file its Form 10-QSB for the quarter ended March 31, 1997.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Loretta A. Murphy               (561)              997-5880
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          (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made. [X] Yes [ ] No

            It is anticipated that the net loss for the period ended March 31, 1997 will be significantly greater than the net loss for the period ended March 31, 1996. This is due to the addition of the telecom subsidiary in June 1996 which anticipates a net loss for the period ended March 31, 1997 of approximately $9 million and the losses to be accrued on the divestiture of two subsidiaries. Estimates cannot currently be provided for the consolidated group since all final accruals and journal entries are not yet completed.

                      TOTAL WORLD TELECOMMUNICATIONS, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     May 14, 1997                       By: /s/ Loretta A. Murphy
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                                             Loretta A. Murphy, Vice President
                                             and Chief Financial Officer

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